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SEC Mail Processing
FEB 28 2020
Washington, DC

SEC FILE NUMBER
~~8-300607~~ 8-70311

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STAX Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4901 Morena Blvd - Suite 121
(No. and Street)

San Diego (City) CA (State) 92117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alverez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) San Diego (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EB

OATH OR AFFIRMATION

I, Nichael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STAX Capital, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO and Financial & Operations Principal

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STAX CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5(d)

For the Period June 10, 2019 through December 31, 2019

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

STAX CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Period June 10, 2019 through December 31, 2019

TABLE OF CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Stax Capital:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stax Capital (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 20, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

STAX CAPITAL

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS

Cash	$	323,516
Accounts receivable		25,246
Prepaid expenses and deposits		2,586
TOTAL ASSETS	$	351,348

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	169,815
Due to affiliates		15,932
Other accrued expenses		4,934
Total liabilities		190,681
STOCKHOLDER'S EQUITY		
Common stock, $0 par value, 10,000 shares authorized, no shares issued and outstanding		---
Additional paid in capital		202,739
Retained earnings (accumulated deficit)		(42,072)
Total equity		160,667
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	351,348

The accompanying notes are an integral part of these financial statements.

STAX CAPITAL

NOTES TO FINANCIAL STATEMENTS
For the Period June 10, 2019 through December 31, 2019

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization and Business

STAX Capital, Inc. (the "Company") is a California corporation formed in 2019 and is a wholly owned subsidiary of STAX Capital Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company participates in the private placement of securities; the selling of limited partnerships in primary distributions; and as a retailer of mutual funds.

Rule 15c3-3 Exemption

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to effecting securities transactions via subscriptions. As such the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract is identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019. The Company recognizes placement fees when investor subscriptions are accepted by the issuer of the investment program.

Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes

The Company is a Sub-Chapter S Corporation and is a pass-through entity for federal income tax purposes. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2015 through 2019) remain subject to income tax audits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

NOTE 2: Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $73,516 as of December 31, 2019.

NOTE 3: Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019, or during the period then ended.

NOTE 4: Recently Issued Accounting Pronouncements

Effective June 9, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

As discussed in Note 1, the Company shares its office space with its Parent covered under an expense sharing agreement. Therefore, the adoption of ASC 842 does not have a significant effect on the Company's financial statements for the year ended December 31, 2019.

NOTE 5: Related Party

The Company has an expense sharing arrangement whereas the Company pays the Parent a set fee each month for expenses such as rent, technology, communications and software, and office expenses.

For the period ended December 31, 2019, the Company paid the Parent $95,890 for such expenses covered under the expense sharing agreement. During the period, the Parent forgave $92,739 of outstanding payables and converted the amounts to additional paid in capital.

As of December 31, 2019, the Company owed the Parent $15,932. This payable is non-interest bearing and due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 8 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 8 to 1.

At December 31, 2019, the Company has net capital of $158,081 which exceeded the required net capital by $134,246 and its aggregate indebtedness to net capital ratio was 1.2 to 1.

NOTE 7: Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements. The accompanying notes are an integral part of these financial statements.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Stax Capital:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Stax Capital did not identify an exemption provision in 17 C.F.R. § 15c3-3(k) under which Stax Capital could claim an exemption from 17 C.F.R. § 240.15c3-3, however, Stax Capital believe the services they provide would not subject Stax Capital to the provisions of Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff (the "exemption claim"); and (2) Stax Capital stated that Stax Capital met the identified exemption claim throughout the period June 10, 2019 through December 31, 2019 without exception, as Stax Capital does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Stax Capitals management is responsible for compliance with the exemption claims and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stax Capital's compliance with the exemption claim. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the language in footnote 74 to SEC Release 34-70073 and as discussed in Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule, dated October 12, 2017 by the Division of Trading and Markets (Updated November 29, 2018).

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 20, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

STAX CAPITAL

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2019

To the best knowledge and belief of STAX Capital:

The Company did not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934 during the year ending December 31, 2019;

The Company, without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; throughout the year ending December 31, 2019.

The Company is filing this exemption report and a related accountant's report in accordance with Footnote 74 of Exchange Act Release No. 34-70003 adopting amendments to the Rule 17a-5.

Michael O. Brown
CFO & Financial and Operations Principal

See Report of Independent Registered Public Accounting Firm

DAWSONJAMES
SECURITIES

February 26, 2020

SEC Mail Processing

FEB 2 8 2020

Washington, DC

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dawson James Securities, Inc. (SEC # 8 – 66367) – 2019 Audit Reports Submission

Enclosed please find one copy of each of our Audited Financial Statements, both the Confidential Report and the Public Report.

Sincerely,

Kevin S. Kurtz

Kevin S. Kurtz – CFO
Dawson James Securities, Inc.